Mail Stop 3561

      							 October 12, 2005

Mr. Mair Faibish
Chief Executive Officer
Synergy Brands, Inc.
1175 Walt Whitman Road
Melville, NY 11747

      Re:      Synergy Brands Inc.
      	Form 10-K/A for Fiscal Year Ended December 31, 2004
      	Filed April 18, 2005
                	File No.  0-19409

Dear Mr. Faibish:

	We have reviewed your responses dated October 3 and October
5,
2005 to our comment letter dated September 26, 2005 and have the
following additional comments.   Please understand that the
purpose
of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.
We
welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Liquidity and Capital Resources, page 24

1. We note your responses dated October 3 and October 5, 2005 to comment 1 in our letter dated September 26, 2005. You stated the increase in accounts receivable is due to your extension of trade credit to customers on terms between 30 to 45 days and this extension increased accounts receivable turnover from approximately 34 to 47 days. Please tell us why the average receivable turnover in fiscal
2004 exceeds your trade credit policy of 45 days yet an increase in
the allowance for doubtful accounts is not warranted in fiscal
2004.
Please provide us with an aging of accounts receivable at 30, 60,
90
and greater than 90 days as of December 31, 2004 and 2003 the fiscal quarter ended June 30, 2005, in your response. Also provide a response to our original request in a letter dated June 14, 2005 that either confirms or denies if there has been a recent revision or extension of trade credit terms. Include a plain statement describing your current policy. Please note we observed page 25 of
Form 10-Q for the period ended June 30, 2005 discloses that trade accounts receivable is due COD to 30 days, Note B.5. of 10-K/A for fiscal year 2004 discloses it is due within 10-60 days and Note B.4.
for 10-KSB of fiscal year 2003 discloses it is due within 30 days. Please provide us with an example of your revised disclosure that accurately reflects trade accounts receivable credit terms.

2. Please advise or expand your disclosure to address how your recent
extension of trade credit requires you to utilize your line of credit
to finance your accounts receivable and inventory growth and that it
has materially increased your interest and financing expenses by
125%
to approximately $1.5 million over the prior fiscal year. In your discussion include;
* the number of days you are required make inventory payments;
* contrasted with the number of days to collect accounts receivable;
and
* management`s plans to minimize the need to finance the time period between inventory payments and accounts receivable collection and reduce interest and finance charges to a sufficiently low level so as to produce cash inflows from operating activities.

Item 14. Controls and Procedures, page 41

3. We note your response to comment 2 in our letter dated
September
26, 2005 that your disclosure controls and procedures were evaluated as of the end of the period covered by the report for the past 10-K reports. Please revise to clearly state that your disclosure controls and procedures were effective as of the end of the period covered by the report which was for the fiscal year ended December 31, 2004, if so, or revise your disclosure accordingly. Refer to
Item 307 of Regulation S-K.

Consolidated Statements of Changes in Stockholders` Equity and
Comprehensive Loss, page F-7

4. Please tell us why you recognized amortization of unearned compensation expense in the amount of $224,496 in fiscal year 2004 and no expense in fiscal years 2003 and 2002. In you response describe the nature and terms of the instruments originally issued, your basis for deferring the recognition of compensation expense, your basis for recognizing compensation expense and the applicable accounting pronouncements.


Notes to Consolidated Financial Statements, page F-13
Note B-Summary of Significant Accounting Policies, page F-13
11. Intangible Assets and Goodwill, page F-17

5. Between fiscal 2003 and 2004 you revised the estimated useful life for customer lists acquired in the purchase of the Ranley Group, Inc., from six to eleven years. We note the estimated useful lives for preexisting customer lists were revised in 2003. In your response tell us why you believe the revised estimate of eleven years is more representative of the cash flows associated with these assets and which reporting period this change in estimate went into effect.

Note C-Acquisition, page F-22

6. We note your response to comment 12 in our letter dated
September
26, 2005 and we have the following additional comments.
* Please tell us the form of consideration for CAW exchanged at the
acquisition date on June 1, 2003 comprising the initial purchase price for the stock acquired of $425,000;
* Please provide us a copy of the Stock Purchase Agreement dated January 10, 2003 referred to in the "Agreement" and "Subscription Agreement and Amendment to Consulting Agreement." In this regard, the Stock Purchase Agreement provided is dated June 1, 2003;
* Please provide us a copy of the "Acquisition Agreement" referred to
in the "Agreement" and "Subscription Agreement and Amendment to Consulting Agreement" which further references Article XV setting forth the terms and conditions of Rancic`s employment by Synergy;
* Please tell us the amount of compensation expense recognized in 2004 and 2003 pursuant to the various agreements; and
* Tell us what factors you considered in determining that the contingent consideration should be allocated to goodwill ($250,000)
and to prepaid compensation ($175,000). Refer us to the accounting literature relied on as well as the pertinent agreement provisions.
Please address in your response the linkage of continuing employment of Rancic and this contingent consideration, the duration of Rancic`s employment and if a reasonable level of compensation was paid to Rancic in comparison to other key employees for each of the years presented.. If the contingent consideration is linked to continuing employment it would generally be viewed as compensatory and require recognition of compensation expense in the appropriate period(s) rather than recording goodwill. Please advise or revise as appropriate.
Please tell us your accounting treatment of the Rancic put option to sell or redeem any or all of the Class B Series A Preferred Stock. In your response please address whether this put option can trigger
Preferred Stock redemption and this redemption is outside of your control or if the put option is a financial instrument in the form of shares that embodies an unconditional obligation requiring you to transfer assets at a specified date. See EITF Topic D-98 and SFAS No. 150.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

		You may contact Brian V. McAllister at (202) 551-3341 or,
Donna Di Silvio at (202) 551-3202 regarding comments on the financial statements and related matters.


									Sincerely,



									Michael Moran
									Accounting Branch
Chief
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Mr. Mair Faibish
Synergy Brands, Inc.
October 12, 2005
Page 1